

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 6, 2015

<u>Via E-mail</u>
Mr. Ezra J. Green
Chief Executive Officer
Fuse Science, Inc.
5510 Merrick Road
Massapequa, NY 11758

      Re: **Fuse Science, Inc.**
               Form 10-K for the Fiscal Year Ended September 30, 2014
               Filed January 13, 2015
               File No. 000-22991

Dear Mr. Green:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                             /s/ Joel Parker

                             Joel Parker
                             Accounting Branch Chief
                             Office of Healthcare and
                             Insurance